SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): June 11, 2003

Forest City Enterprises, Inc.

(Exact Name of Registrant as Specified in Charter)

Ohio	1-4372	34-0863886
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Terminal Tower, 50 Public Square Suite 1100, Cleveland, Ohio	44113
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: 216-621-6060

(Former Name or Former Address, if Changed Since Last Report)

ITEM 9. REGULATION FD DISCLOSURE INFORMATION PROVIDED UNDER ITEM 12

Information required by Item 12 is being provided under this Item 9 pursuant to the SEC interim filing guidance.

On June 11, 2003, Forest City Enterprises, Inc. issued a press release announcing financial results for the quarter ended April 30, 2003. A copy of this press release is attached hereto as Exhibit 99.1.

ITEM 7. FINANCIAL STATEMENTS AND EXHIBITS

(c) Exhibits.

Exhibit Number	Exhibit
99.1	Press Release, dated June 11, 2003

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

FOREST CITY ENTERPRISES, INC

By: /s/ THOMAS G. SMITH

Name: Thomas G. Smith
Title: Executive Vice President,
Chief Financial Officer and
Secretary

Date: June 11, 2003

EXHIBIT INDEX

Exhibit Number		Description
99.1	-	Press Release of Forest City Enterprises, Inc. Dated June 11, 2003